Exhibit 2.13

Form of Service Level Agreement
Energy, Steam & Water

By and between	Arconic-Köfém Kft1-15 Verseci u., Szekesfehervar Registration No. 07-09-001598 Bank Account No. 10800007-12876019 Citibank Hungary ZRt Taxation No. 10584215-2-44 Hereinafter Service Provider
And	Arconic-Köfém Mill Products Hungary Kft Hereinafter Consumer

With the terms and conditions below.

I.            GENERAL PROVISIONS

A.	Consumer agrees to purchase the Services set forth in this Agreement from Service Provider and Service Provider agrees to provide these Services to Consumer. Consumer agrees to pay for the Services based upon the terms of this Agreement.
B.	Services will be based upon Consumer’s reasonable demands up to the operational limits set forth in this Agreement.
C.	For each Service, Service Provider shall (i) operate, maintain, repair and test the facilities, equipment and infrastructure owned by Service Provider; (ii) distribute to Consumer electrical power, natural gas, steam/hot water, compressed air and potable water in accordance with the terms of this Agreement; (iii) ensure proper treatment and/or discharge (as applicable) of recycled industrial water, oil containing wastewater and sanitary wastewater in accordance with the terms of this Agreement; (iv) ensure timely payment to the applicable external utility providers; and (v) ensure Service Provider’s compliance with all applicable utility laws, regulations and permits. Consumer shall be responsible for operating, maintaining, repairing and testing the facilities, equipment and infrastructure owned by Consumer and comply with all applicable laws, regulations, and permits.
D.	For clarity, Services are applicable to the facilities, equipment and infrastructure set forth in Annex #1.
E.	Operation and maintenance of the energy and power receiving and distributing systems is divided between the Parties as defined in Annex #1 however measuring instruments and gauges are the property of the Services Provider.

II.           DEFINITIONS

Event has the meaning set forth in Section VII(A) below.

Force Majeure has the meaning set forth in Section VIII below.

Indemnitees has the meaning set forth in Section XII below.

Insurance has the meaning set forth in Section XII below.

Services means: (A) forwarding electricity and natural gas; supplying steam, hot water, potable water and industrial water; and ensuring the treatment of oil containing waste water and discharge of sanitary waste water as more specifically defined in Section III below; (B) operating, maintaining, repairing and testing the facilities, equipment and infrastructure (including the supply of requisite materials) necessary for (A), except as provided in this Agreement; (C) liaison with the government authorities, utilities and other consumers as it pertains to (A) and (B); (D) reporting and maintaining records associated with the Services as may be required by government authorities, utilities and consumers; (E) staffing and training employees required for (A) through (D); (F) performing such other services as may be reasonably necessary to accomplish (A) through (E).

III.         SERVICES

A.	Electrical Power Supply

Service Provider undertakes to provide power supply to Consumer via the use of Service Provider’s electrical network in accordance with the initial consumption amounts for 2020 that are set forth in Annex 2, subject to additional capacity per Section IV(B).

Quality parameters of supplied power are the following: 6,300 Volts Rated Voltage, 50 Hz Mains Frequency.

Service Provider shall notify Consumer without delay of any potential restrictions of power supply or shut-downs implemented due to maintenance.

Consumer shall notify Service Provider about scheduled shut-downs and maintenances at least 30 days in advance.

Consumer shall also notify Service Provider about emergency shut-downs, emergency maintenances and deviations from normal mode of operation as early as possible (e.g. lower consumption on bank holidays).

Subject to Article IV, the minimum annual contract amounts for this Service are take or pay, meaning, Consumer must pay for such amounts even if it does not consume such amounts.

B.	Natural Gas

Service Provider undertakes to supply natural gas to Consumer via its natural gas network , subject to the initial minimum consumption amount for 2020 that is set forth in Annex 2. Consumer may increase its demand for consumption of natural gas without notice to Service Provider and without Service Provider’s consent.

Quality parameters of supplied natural gas are: 2 bars pressure for processes and from 30 millibars to 60 millibars for heating; 34.1 MJ/cubic meter energy.

Service Provider shall notify the Consumer without delay of any potential restrictions of supply or shut-downs implemented due to maintenance.

Consumer shall specify the anticipated natural gas consumption to the Service Provider's Energy Department as follows: every day latest by 02.00 p.m. for the next day; on Fridays, anticipated natural gas consumption for the weekend and Monday; and on the last day before bank holidays projected consumption for the days of the bank holiday and the following (1st ) workday.

Subject to Article IV, the minimum annual contract amounts for this Service are take or pay, meaning, Consumer must pay for such amounts even if it does not consume such amounts.

C.	Steam. Hot Water

Service Provider undertakes to provide steam and hot water (use water) to the Consumer via its relevant networks. Quality parameters of supplied steam are the following: at a pressure from 3.0 bars to 3.6 bars saturated steam; approximately at 168 °C; 2.5 GJ/Metric ton energy.

D.	Compressed Air

Service Provider undertakes to provide compressed air supply to the Consumer via its existing and operating compressed air network. Quality parameters of supplied compressed air are the following: at a pressure from 5.3 bars to 6.0 bars; Dew Point at -20 °C.

E.	Potable Water

Service Provider undertakes to supply potable water to the Consumer via its existing and operating potable water supply network.

Quality parameters of supplied potable water are the following: at a pressure of 3.0 bars; Total hardness approximately — 30 to 36° German Hardness; pH from 7.8 to 8; Chloride approximately 20 milligrams per liter; Phosphate approximately 221 milligram per liter.

F.	Recycled Industrial Water

Service Provider undertakes to supply industrial water to Consumer via its existing and operating industrial water supply network.

Service Provider shall supply softened and purified industrial water to Consumer via the existing Recycling No.1 system.

Quality parameters of industrial water supplied via Recycling No.1 system are the following: 3.4 bars pressure, max.: 10.0 milligrams per liter oil content, not more than 7° German Hardness, below or equal to 10 milligrams per liter floating solid content, pH in the range of 7.0 to 8.5, conductivity below 1.5 milliSiemens per centimeter, temperature below or equal to 27.0 °C.

Consumer agrees that Service Provider has the right to perform checks randomly at the place of consumption in the presence of Consumer's representative.

G.	Treated Oil Containing Wastewater

Service Provider undertakes to treat the oil containing waste water generated by Consumer in Service Provider’s emulsion breaker. Consumer’s oil containing waste water must comply with the quality specification set forth in Annex 3.

H.	Sanitary Sewer

Service Provider undertakes to provide the discharge of Consumer's sanitary wastewater through Service Provider’s sanitary sewer.

Service Provider shall undertake sampling of monitoring points as required to comply with applicable permits and regulations. Consumer shall provide maintenance of sampling monitoring points at each point of discharge in order to enable the verification of its sanitary effluent.

IV.         FORECASTING

A. Timing. Consumption amounts (including any applicable minimums) and pricing are established for 2020 and set forth in Annex 2. In September of each calendar year, the Parties shall begin discussions to establish the amounts of each Service for Consumer’s consumption during the next year, as follows: subject to the minimum and maximum annual amounts (where applicable), Consumer shall notify Service Provider of Consumer’s needs for each Service. The Parties shall then agree upon an amount, or range of volume, of each Service for the next year and document such amounts in writing. Service Provider shall be obligated to agree to Consumer’s requested amounts as long as such amounts fit within Service Provider’s annual and per hour capacity constraints and the permissible minimum and maximum limits applicable to natural gas and electricity Services. The Parties shall strive to agree on the consumption amount for Services for the next year by October 31 of the current year.

B. Limits.

Max: Only electricity Services are subject to maximum consumption levels, which are documented in Annex 2. The Parties may agree upon increases to the maximum consumption amounts by mutual agreement in writing. The maximum annual consumption level for electricity designated in Annex 2. If the Parties agree on an amount of electricity consumption for Consumer to take in any given calendar year and such amount is less than the maximum consumption level in Annex 2, then Consumer may, during that same year, consume electricity up to the maximum consumption level in Annex 2 by paying for the agreed upon per unit electricity charge without any additional charges associated with the extra consumption.

Min: Only natural gas and electricity Services are subject to minimum consumption levels, which are documented in Annexes 2. Consumer is responsible for purchasing the minimum consumption amounts of natural gas and electricity Services even if Consumer does not use such amounts, subject to the following. If Consumer timely notifies Service Provider that Consumer will be unable to consume all or a portion of the minimum amount (the shortfall), Service Provider agrees to consider whether it or any of its other customers can consume all or a portion of the shortfall amount. If Service Provider or its other customers do not want such shortfall amount, Service Provider will ask its utility provider to resell the shortfall amount. Consumer shall reimburse Service Provider for all the fees, penalties and other payables that are assessed against Service Provider by a third party due to Consumer’s under-consumption of contracted Services or the refusal to accept such Services.

No other Services have minimum and maximum consumption levels or take/pay obligations, but such Services have per hour capacity constraints as noted in Annex [ ].

D. Ordering. Annual blanket purchase orders will be issued for Services.

V.          PERFORMANCE STANDARDS

A.   Service Provider:

1.	Service Provider will perform all Services with level of accuracy, quality, completeness, timeliness, responsiveness and cost efficiency that meets the standards of comparable utilities providing similar services. At a minimum, Service Provider shall operate and maintain the facilities, equipment and infrastructure related to the Services in at least the same manner in which it operates and maintains its own facilities and equipment.

2.	Service Provider shall perform Services in accordance with all applicable codes, laws and regulations, including those pertaining to utilities as applicable. Service Provider and Consumer agree to cooperate to attempt to obtain all consents (if any) of the service providers of electrical power, gas and water which are necessary in order for Service Provider to be able to fulfill its obligations under this Agreement.

3.	SERVICE PROVIDER MAKES NO WARRANTY, EXPRESS OR IMPLIED (INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), EXCEPT SUCH AS IS EXPRESSLY SET FORTH HEREIN.

B.   Consumer:

1.	Consumer shall operate its own equipment and systems in a manner that would not cause any breakdown of or harm to Service Provider’s energy and power receiving and distribution systems or related equipment.

2.	Consumer agrees to maintain the cleanliness of the recycling circuit of the industrial water network and not to pollute the water recycled in the system.

3.	Consumer shall utilize Services and operate in accordance with all applicable codes, laws and regulations.

VI.         ACCESS & COOPERATION

A.	Consumer shall grant Service Provider timely access to Consumer’s facilities and equipment as necessary for Service Provider to perform the Services hereunder.

B.	While Service Provider is present on Consumer’s facilities, Service Provider shall comply with Consumers health and safety requirements and policies that are applicable to Consumer’s facilities and communicated to Service Provider, and Consumer shall comply with Service Provider’s health and safety requirements applicable to the Services being performed and communicated to Consumer.

C.	The Parties acknowledge that outages of production at Consumers operations may be required to allow for safe work zones and the Parties will agree on appropriate times and places for any required outages.

D.	Consumer understands that Service Provider shuts down its energy and power systems from 06.00 am. to 06.00 p.m. once a year in order to enable the completion of annual maintenance of such systems. Service Provider will discuss the date of the annual energy maintenance with Consumer 60 days in advance.

E.	Parties shall collaborate with each other during the term of this Agreement. They shall mutually notify each other on any facts, circumstances or measures which can interfere with, hinder, restrict or cause failure in implementing the terms of this Agreement. Service Provider will submit a request with all external utility providers that they include Consumer as a recipient of any notification it might issue relating to late payment or service deficiencies. The Parties agree to reasonably cooperate with one another regarding any dispute that either party may have with an external utility provider.

F.	At Consumer’s reasonable request, the Service Provider and Consumer will discuss the selection of specific individuals to provide Services and the replacement of any Service Provider employee where, in Consumer’s reasonable opinion the employee’s work is substandard.

G.	In the event of a breach, act, or omission by the Consumer that makes rendering the Services difficult or impossible at such time, Service Provider shall send a written notice to Consumer which notice shall contain a reasonable period for Consumer to cure the issue. Service Provider is entitled, in addition to any other remedies available at law or in equity, to (1) claim an equitable adjustment from Consumer as compensation for the additional effort or expense (if any) associated with delivering Services in light of the issue; and (2) suspend Services until the issue is resolved.

H.	Persons listed below are authorized to communicate and act:

On behalf of Services Provider:

Szabo Ferenc CEM Energy Supply Department Manager

On behalf of Consumer:

[ ]

VII.        MEASUREMENT

A.	Service Provider shall maintain the measuring instruments in a condition capable of measuring the consumption and will also take care of repair, replacement or calibration when and as needed.

B.	In case of a faulty reading, by either measuring instruments or any parts of them or readings by an instrument with expired calibration, the reading may not be used as the basis of accounting. Any defective instruments need to be checked as soon as possible. During the period that a measuring instrument is inoperable or incorrect, consumption during that period shall be established by applying the previous three months average consumption figures.

C.	If the magnitude and the duration of the faulty reading by either measuring instruments or any parts of them can be determined, then readings shall be corrected to the fair values. Until the determination of corrected readings temporary accounting will be used. Temporary accounting will be based on the power, consumption and other price influencing factors of the same accounting period of the previous year.

VIII.       MAJOR FAILURE, EMERGENCY BREAKDOWN, INTERRUPTION AND OBSOLESCENCE.

A.	Interruption in Service.

Should Service Provider be unable to supply energy up to the required volumes to Consumer due to a major failure, emergency breakdown or other interruption (“Event”), Service Provider will discuss the situation with the Consumer and will treat the needs of the Consumer equally to the needs of its own business and its other consumers. The restriction plans are attached as annexes. The restriction plans can only be amended with the prior written consent of the Parties.

•	Annex # Company Policy, CP-223, Restriction of Natural Gas Consumption.
•	Annex # Company Policy, CP-225, Electricity Restriction

In the event of any emergency breakdowns of or defects in the natural gas, power or safety/security systems, Service Provider and Consumer mutually agree to assume responsibility to begin the trouble shooting/elimination of any such breakdowns or defects immediately on the part of the energy and power receiving and distribution systems owned by them following their detection and to fix them and notify each other as soon as possible.

B.	Damages.

1.	If the Event constituted a Force Majeure, Service Provider’s liability toward Consumer exists only to the extent that Service Provider obtains recovery from a third party (excluding Service Provider’s insurance providers); provided however that any such recovery shall be proportionally shared among Consumer, Service Provider, and Service Provider’s other customers based on consumption amounts.

2.	If the Event was caused by Service Provider’s failure to meet the Performance Standards, then Consumer is entitled to claim damages resulting from Service Provider’s failure.

3.	If the Event was caused by Consumer’s failure to meet the Performance Standards, then Service Provider is entitled to claim damages resulting from Consumer’s failure.

C.	Repairs and Upgrades.

1.	If Consumer’s facilities or equipment are unfit for service consistent with good utility practices (to the extent applicable) or require upgrading due to increases in energy demands, the Parties shall use reasonable efforts in good faith to negotiate and execute a mutually acceptable agreement providing for the replacement, repair or removal of any failed or obsolete facilities or equipment, with the reasonable and documented costs and expenses to be paid by Consumer except to the extent the situation resulted from Service Provider’s failure to meet the Performance Standards.

2.	If Service Provider’s facilities or equipment are unfit for service consistent with good utility practices (to the extent applicable), Service Provider shall bear the costs to repair or replace its facilities and equipment and inform Consumer in advance about the plans and coordinate any potential impact with Consumer to minimize interruption and undertake prompt repair.

3.	If Service Provider’s facilities or equipment require upgrading due to increases in energy demands, the costs to upgrade Service Provider’s facilities and equipment shall be born on a proportional basis by the parties in need of energy increases according to their proportional increases in energy demands. Service Provider will inform Consumer in advance about the plans and coordinate any potential impact with Consumer to minimize interruption.

To the extent Consumer will bear a portion of the costs associated with the upgrades then the Parties must agree in the conditions of the project as well as resulting changes to Service Fees.

IX.         FORCE MAJEURE.

Neither Party will be in default for any delay or failure to perform its obligations under this Agreement if such default, failure or delay is caused by anything beyond the reasonable control of the Party affected, including, but not limited to, acts or omissions of the other Party, governmental actions (restrictions), terrorist acts, civil commotion, shortages of materials, fuel or power, fires, floods or other acts of God, or restrictions imposed by law or any rules or regulations thereunder. The Party affected by an event under this paragraph shall furnish prompt written notice of any delays or non-performances (including its anticipated duration) after becoming aware that it has occurred or likely will occur and specify in reasonable details the facts constituting the force majeure. Both Parties agree to use their respective reasonable efforts to cure any event of Force Majeure to the extent that it is reasonably possible to do so. Notwithstanding the foregoing, this section does not excuse Consumer from its take or pay obligations set forth in this Agreement to the extent that Service Provider incurs a charge from the applicable external utility provider in relation to the portion of Consumer’s unused minimum consumption amount.

X.          SERVICE FEES

A.	In October of each year, Service Provider shall notify Consumer of the per unit price for each Service for the next year. The Parties agree to document in writing the agreed upon per unit price for each Service. The annual fee for each Service shall be Service Providers actual cost, plus internal distribution fee (at cost), plus a percentage return on capital (per Annex 2) to cover cost of capital on the energy assets that will be allocated in the ratio of the consumption of the Consumer to the whole consumption of the Service Provider and the Consumer and the other consumers of the Service Provider.

B.	Service Provider shall not hedge electricity or natural gas without Consumer’s prior written consent. If Consumer does not consent to a hedge request by Service Provider, then the cost base for Service Provider’s unit price calculation for the applicable Service shall equal the variable daily prices charged by the third-party natural gas or electricity supplier.

C.	Consumer is entitled to have information on actual cost levels any time. Consumer has the right to inspect the cost records of the Central Engineering and Maintenance Organization of the Service Provider at any time during business hours after sending a 3 working days prior written notice to Service Provider. The Service Provider will cooperate with the audit. Service Provider will work with Consumer in good faith to reconcile any discrepancies or other issues based on Consumer’s review of Service Provider’s records.

D.	Service Provider has the right to change the price of electricity and natural gas unilaterally when such prices change due to governmental pricing, with a written notification to the Consumer including the underlying documentation.

E.	Service Fees are exclusive of VAT; all other taxes imposed upon Service Provider are the responsibility and liability of Service Provider. Service Fees set forth in this Agreement are complete and that no additional charge of any type will be added without Consumer’s prior express written consent.

XI.        INVOICING AND PAYMENTS.

A.	Service Provider shall ensure that external utilities are timely paid for their services.

B.	Service Provider shall invoice Consumer no later than the 5th day of the month for the Service Fee for the Services rendered to the Consumer in the prior month. Service Provider’s invoice will reflect a break down by types of Services. Readings taken at the end of the current month and calculations that are based on such readings form the basis of utilities invoicing.

C.	Consumer will pay the invoiced amount within 30-days, from the date of receipt, via bank transfer to the Service Provider's bank account specified in this Agreement and referred to in the invoice. If the payment due date falls on a day which is a Saturday, Sunday or legal holiday in Hungary, then payment shall be due on the last business day immediately prior to such Saturday, Sunday or legal holiday.

D.	In case of late payment, Consumer shall pay default interest. The default interest rate is equal to the basic interest rate of the National Bank of Hungary. If the administration services of Service Provider are the cause of late payment by Consumer, then Consumer shall not be in default.

E.	If Consumer fails to pay amounts due and owing, either Party may request discussions between the Parties to resolve the situation and each Party agrees to participate in such discussions and act in good faith.

F.	Consumer shall not be bound to pay Service Provider to the extent that any Service fails to conform.

G.	If Consumer, in good faith, disputes any part of an invoice hereunder, Consumer shall provide a written explanation of the basis for the dispute and pay the portion of the invoice that is not in dispute in accordance with standard payment terms. Upon resolution of the disputed portion of an invoice, Consumer shall pay the amount within ten (10) business days of the determination. Interest shall not accrue on any invoices or Service Fees that Consumer disputes in good faith.

H.	Should Service Provider be entitled to a fee or difference of fee due to faulty or skipped accounting by Service Provider, then Consumer has the right to settle such due arrears in equal installments within a timeframe identical to the invoicing period. In such cases no default interest will be charged.

I.	Consumer shall reimburse the Service Provider for any fees, penalties or other payables assessed against Service Provider due to the acts or omissions of Consumer.

XII.       Intentionally deleted

XIII.     INDEMNIFICATION, INSURANCE

A.	Service Provider will indemnify, defend, and hold harmless Consumer, its directors, officers, employees, agents, representatives, successors, and assigns (“Indemnitees”) from and against all third party claims (including claims by Consumer’s employees) of loss, liability, cost and expenses, fines and penalties, including the reasonable cost of defense of such claims, due to personal injury, death or property damage to the extent such personal injury, death or property damage is caused by the negligent acts or omissions of Service Provider.

B.	Consumer will indemnify, defend, and hold harmless Service Provider, its directors, officers, employees, agents, representatives, successors, and assigns (“Indemnitees”) from and against all third party claims (including claims by Service Provider’s employees) of loss, liability, cost and expenses, fines and penalties, including the reasonable cost of defense of such claims, due to personal injury, death or property damage to the extent such personal injury, death or property damage is caused by the negligent acts or omissions of Consumer.

C.	Each Party hereby expressly agrees to waive any provision of any workers’ compensation act, disability or other employee benefits laws, or any similar laws granting the indemnifying Party rights and immunities as an employer to the extent necessary for the indemnifying Party to adhere to its obligations above in paragraphs A and B.

D.	As a condition precedent to any indemnification obligations hereunder, any entity entitled to indemnification shall give prompt written notice to the indemnifying Party of any matter that may be subject to indemnification, promptly after learning of such claim; provided that, any delay in providing such notification shall not relieve the indemnifying Party of its indemnification obligations hereunder except to the extent, if any, that such delay prejudices the indemnifying Party’s ability to successfully defend such claim. If such claim falls within the scope of the indemnification obligations of this provision, then the indemnifying Party shall assume the defense of such claim. The indemnified Party shall cooperate with the indemnifying Party in such defense. The indemnified Party may, at its option and expense, be represented by counsel of its choice in any action or proceeding with respect to such claim. The indemnifying Party shall not be liable for any litigation costs or expenses incurred by the indemnified Party without the indemnifying Party’s written consent, such consent not to be unreasonably withheld. The indemnifying Party shall not settle any such claim if such settlement does not fully and unconditionally release the indemnified Party from all liability relating thereto, unless the indemnified Party otherwise agrees in writing. The indemnifying Party’s obligations under this article will not apply to any settlement, adjustment or compromise of any claim made by the indemnified Party without the indemnifying Party’s prior written consent.

E.	Service Provider agrees: (1) to maintain in full force and effect casualty, property, and other lines of insurance of the types, on the terms and in the amounts commensurate with its business and risks associated therewith (“Insurance”) and to comply with applicable workers compensation insurance laws regarding insurance or qualification as a self-insurer; (2) to the extent permitted by law, to waive rights of subrogation and contribution against Consumer in relation to Service Provider’s commercial general liability policy; (3) to ensure that Consumer is made an additional insured on Service Provider’s commercial general liability policy; (4) to ensure that Service Provider’s commercial general liability policy states that it is specifically primary to any of Consumer’s insurance policies, which policies shall be, in all respects, excess to Service Provider’s policy; (5) to be solely responsible for any deductibles, self-insured retentions, or other form of self-insurance under the policies of Insurance; (6) upon Consumer’s reasonable request, to timely provide written certification, reasonably acceptable to Consumer, certifying the material terms of the policies of Insurance.

XIV.      CONFIDENTIALITY

The Parties agree that the NDA between the Parties dated [     ], 2020 shall apply to this Agreement and the term of such NDA, as it applies to this Agreement, shall have the same term as this Agreement.

XV.        TERM; TERMINATION OF CONTRACT

A.	Parties conclude this Contract for an indefinite period of time, with the effective date of [ ], 2020. Consumer may elect, as described herein, to implement its own contract to purchase electricity from a Hungarian electricity provider by providing Service Provider written notice of Consumer’s desire to do so, provided that the written notice must be provided 6 months in advance of the expiration of Service Provider’s then current electricity contract with Service Provider’s electricity supplier. Even if Consumer elects the foregoing, Consumer shall continue to use Service Provider’s infrastructure for the delivery of electricity.

B.	Service Provider is entitled to terminate this Agreement with respect to electricity and natural gas respectively with written notice based on the current Hungarian Electricity and Natural Gas Laws:

1.	In case of Consumer's uncured late payment in accordance with Section XV(c);
2.	When a liquidation procedure is ordered via a final and binding court order against the Consumer.

C.	Subject to current Hungarian Electricity and Natural Gas Laws, a non-breaching Party shall have the right to terminate the Agreement (in whole or in part) immediately upon issuance of written notice in the event that the other Party is in material breach of the Agreement, which breach remains uncured within 30 days of its receipt of notice of breach from the non-breaching Party, provided that, with respect to the provision of natural gas and electricity the Agreement may be terminated after the longer of 30 days or the period permitted by the current Hungarian Electricity and Natural Gas Laws.

D.	Consumer is entitled to terminate this Agreement with a 12-month notice partially or in full if it does not need to purchase one or more specific types of Services from this Service Provider or plans to purchase them from a different Service Provider.

E.	In the event Service Provider fails to supply the utilities regulated in the Agreement or fails to supply at the contracted volumes or quality parameters due to its negligence and such breach continues for more than 10 days, then Consumer, in addition to its other rights and remedies available at law or in equity, is entitled to send a written warning giving a 10 days period to remedy the situation. In case Service Provider does not remedy the situation within 10 days from the receipt of the written warning Consumer is entitled to terminate this Agreement; in writing, with a 30-day notice period.

XVI.      OTHER CONDITIONS

A.	If any provisions of this Agreement shall finally be determined invalid the entire Agreement becomes invalid only if the Parties would not have concluded the Agreement without the invalid provisions.

B.	The Parties agree to resolve any possible legal dispute arising from this Contract in the first instance through reconciliation and negotiation. Should these attempts fail to bring results within a period of 30 days from the start of reconciliations then Parties shall resort to the disputes resolution mechanism described in the 2020 Separation Agreement between Arconic Corporation and Howmet Aerospace Inc.

C.	This Agreement has been prepared in Hungarian and English, and in the case of a legal dispute or conflicting interpretation, the Hungarian version shall prevail.

D.	Parties declare that their representatives are fully authorized to sign this Agreement.

E.	For any issue not addressed in this Agreement, the provisions of the Hungarian Civil Code are governing. Neither this Agreement, nor the rights and obligations hereunder, are assignable by either Party without the prior written consent of the other Party, which shall not be unreasonably withheld. Any attempted assignment without the other Party’s prior written consent shall be null and void ab initio. Any permitted assignee or transferee shall assume all obligations of the other Party and be subject to all of the terms and conditions under this Agreement. No consent to an assignment will release or change either Party’s liability for performance of all of its obligations under this Agreement. Notwithstanding anything in this agreement to the contrary, the direct or indirect transfer of all or a majority of the assets of or equity interest in the Global Rolled Products business – either directly or through its subsidiaries - in connection with or in anticipation of the announced separation shall not constitute a change of control, shall not require further consent, shall not be deemed a breach or default of this Agreement and shall not be a basis for termination or cancellation of this Agreement.

F.	Communications or notifications required or permitted by this Agreement shall be made in writing. Any notice or other writing required by this Agreement shall be deemed to be sufficiently given if mailed .by Hungarian Mail, in closed envelop, postage prepaid, sent as registered mail with receipt confirmation (internationally 1st class air mail) or served personally or sent by facsimile transmission and addressed as below (or to any other addresses or fax numbers the Parties may report or specify to the replacement of the ones below by observation the applicable procedures):

If sent to Consumer:

Consumers assigned representative is [ ]

If sent to Service Provider:
ALCOA-KOFEM Ltd

Service Provider's assigned representative is [ ]

and shall be deemed to have been given and received in the case of a letter on the date indicated in the Confirmation, if it was personally served on the date of serving, or if by facsimile transmission the date upon which it is transmitted.

G.	This Agreement is binding on the Parties, their legal successors and approved beneficiaries. This Contract represents the whole agreement between Parties and makes any other earlier negotiations, commitments or written documents void and null.

The following Annexes are inseparable parts of this Agreement:

[ ]

Having read and interpreted this Agreement jointly, Parties have found it fully compliant with their intentions and signed it as such affirmatively.

Szekesfehervar, 2020
Service Provider:	Consumer:
Arconic-Köfém Kft	Arconic-Köfém Mill Products Hungary Kft